UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Yael (Ben Moshe) Rudnicki

Bank Leumi le-Israel B.M.

34 Yehuda Halevi Street

Tel Aviv 6513616, Israel

972-76-8859419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 6

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization - Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 2,260,936
	8.	Shared Voting Power - 0
	9.	Sole Dispositive Power - 2,260,936
	10.	Shared Dispositive Power - 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 2,260,936
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) – 4.2% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on Ordinary Shares outstanding as at August 7, 2014, as reported by Tower to the Tel Aviv Stock Exchange (“the TASE”) and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 6

The statement on Schedule 13D, dated February 3, 2011, of Bank Leumi le–Israel B.M. (“Leumi”, “the Bank” or “Reporting Person”), as amended by Amendment No. 1 thereto, dated June 15, 2011, Amendment No. 2 thereto, dated April 11, 2013, Amendment No. 3 thereto, dated June 24, 2013, Amendment No. 4 thereto, dated February 10, 2014, and Amendment No. 5 thereto, dated March 11, 2014, is hereby further amended as follows:

Item 2. Identity and Background

Part I of Schedule A is hereby amended to read in its entirety as attached hereto and incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) are hereby amended to read in their entirety as follows:

To the knowledge of the Reporting Person:

(a)	Leumi is the beneficial owner of 2,260,936 Ordinary Shares, including 2,002,291 Ordinary Shares issuable upon conversion of its currently convertible capital note and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants. Leumi’s ownership represents approximately 4.2% of the Ordinary Shares outstanding as at August 7, 2014, as reported by Tower to the TASE and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Leumi has sole voting and dispositive power over 2,260,936 Ordinary Shares, including 2,002,291 Ordinary Shares issuable upon conversion of currently convertible capital notes and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants.

(c)	Save for the following transactions, Leumi has not effected any transactions in the Ordinary Shares since May 27, 2014, which was the last transaction reported in Amendment No. 6 to this Statement on Schedule 13D:

Set forth below are the dates of sale, number and average price per share of Ordinary Shares sold by Leumi on such date on NASDAQ:

Date	Number of Shares	Price Per Share
June 21, 2014	175,000	9.15
June 24, 2014	88,900	9.26
July 3, 2014	211,100	9.46
July 23, 2014	240,000	11.20
August 6, 2014	135,000	10.60

Item 5 is hereby amended to add paragraph (e) thereto as follows:

(e)	On July 23, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

CUSIP No. M87915-10-0	13D	Page 4 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2014

Date

	/s/ Batsheva Lapidot	/s/ David Sackstein
Signature
	Batsheva Lapidot	David Sackstein
	VP – Sector Manager	Office of the Corporate Secretary

Bank Leumi le-Israel B.M.

Name/Title

CUSIP No. M87915-10-0	13D	Page 5 of 6

SCHEDULE A

I.	Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors 1

Name	Business Address	Principal Occupation	Citizenship
David Brodet	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Chairman of the Board of Directors of Bank Leumi le-Israel B.M. Member of boards of directors and committees of various companies, organizations and associations	Israeli

Moshe Dovrat	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors and committees of various companies, organizations and associations	Israeli

Shai Hermesh	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors and committees of various companies, organizations and associations	Israeli

Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Professor of Accounting, Tel Aviv University. Member of boards of directors and committees of various companies, organizations and associations	Israeli

Rami Avraham Guzman	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors and committees of various companies, organizations and associations	Israeli

Yoav Nardi	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors and committees of various companies, organizations and associations	Israeli

Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel

Professor of Economics and Holder of the Henry Kaufman Chair of International Capital Markets, Tel Aviv University.

Member of boards of directors and committees of various companies, organizations and associations

Israeli

Haim Samet	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Joint Senior Partner in Schnitzer, Gottlieb Samet & Co. (law firm). Member of boards of directors and committees of various companies, organizations and associations	Israeli

Amos Sapir [1]	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors and committees of various companies, organizations and associations	Israeli

Nurit Segal	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors and committees of various companies, organizations and associations	Israeli

Gabriela Shalev	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	President of the Senior Academic Council of, and Senior Lecturer at, the Ono Academic College	Israeli

Yedidia Stern	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Professor of Law at Bar-Ilan University; Deputy President for Research in Israeli Democracy Institute.	Israeli and British

[1]	On 25 July 2014, the terms of office of 3 directors, David Avner, Miriyam (Miri) Katz and Zippora Samet ended. In addition, the term of office of Amos Sapir will end on 31 October 2014. At the Annual General Meeting of the Bank, held on 6 August 2014, David Avner and Zippora Samet were re-elected, together with 2 new directors, Samer Haj-Yehia and Haim Levy. The terms of office of all the directors elected at the said AGM are subject to the approval or no-objection of the Bank of Israel.

CUSIP No. M87915-10-0	13D	Page 6 of 6

Executive Officers - Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	President and Chief Executive Officer	Israeli

Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Deputy Chief Executive Officer, Head of Capital Markets, Private Banking & Strategy Division	Israeli

Yaacov (Kobi) Haber	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	First Executive Vice President, Head of Corporate and Commercial Division	Israeli

Dan Cohen	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	First Executive Vice President, Head of Human Resources Division	Israeli

Itai Ben-Zeev	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Head of Capital Markets Division	Israeli

Hedva Ber	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Head of Risk Management Division	Israeli

Ron Fainaro	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Head of Finance and Economics Division	Israeli

Shlomo Goldfarb	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Chief Accounting Officer, Head of Accounting Division	Israeli

Yoel Minz	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Head of International Credit and Real Estate Division	Israeli

Sasson Mordechay	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Chief Internal Auditor, Head of Internal Audit Division	Israeli

Nomi Sandhaus, Adv.	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Chief Legal Advisor, Head of Legal Division	Israeli

Tamar Yassur	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Head of Banking Division	Israeli

Dan Yerushalmi	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Executive Vice President, Head of Leumi Technology Division	Israeli